BRF S.A.

PUBLICLY-TRADED COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF SA ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) communicates to its shareholders and the market in general that, in a report released on this date, the credit rating agency S&P Global Ratings raised the Company's rating on the global corporate scale from “BB-” to "BB", and on the national scale from “brAA+” to “brAAA”, both with stable outlooks. According to the aforementioned report, the increase of the Company's ratings after the disclosure of the results of the Offer, as defined in the Material Fact released on 02/02/2022, is mainly due to the expectation of continuity of the disciplined management of the financial policy, with the maintenance of net financial leverage control, in line with the strengthening of its capital structure.

The company reiterates that it continues to act with discipline in optimizing its capital structure, reducing its average cost of debt and sustaining a prudent liquidity position.

São Paulo, February 02, 2022

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A